UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Cazoo Group Ltd
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G2007L105
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: G2007L105

1	NAME OF REPORTING PERSON Pelham Capital Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,000,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,000,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4% (1)
12	TYPE OF REPORTING PERSON CO
(1) Based on 111,228,813 shares of Class A Ordinary Shares of Cazoo Group Ltd (the “Issuer”) outstanding as of September 28, 2021, as reported in the Issuer's Prospectus filed with the Securities and Exchange Commission ("SEC") on October 5, 2021.

CUSIP No.: G2007L105

1	NAME OF REPORTING PERSON Ross Turner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,000,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,000,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4% (1)
12	TYPE OF REPORTING PERSON IN
(1) Based on 111,228,813 shares of Class A Ordinary Shares of the Issuer outstanding as of September 28, 2021, as reported in the Issuer's Prospectus filed with the SEC on October 5, 2021.

ITEM 1(a).	NAME OF ISSUER:

Cazoo Group Ltd (the "Issuer")

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

41 Chalton Street, London, NW1 1JD, United Kingdom

ITEM 2(a).	NAME OF PERSON FILING:

Pelham Capital Ltd Ross Turner

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Pelham Capital Ltd Smithson Plaza 14th Floor 25 St. James's Street London SW1A 1HA United Kingdom

ITEM 2(c).	CITIZENSHIP:

Pelham Capital Ltd - England and Wales Ross Turner - United Kingdom

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Ordinary Shares, par value $0.0001 per share ("Class A Ordinary Shares")

ITEM 2(e).	CUSIP NUMBER:

G2007L105
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) [X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [X] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution: investment adviser regulated by the UK's Financial Conduct Authority.

ITEM 4.	OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned as of December 31, 2021:
Pelham Capital Ltd - 6,000,000 Ross Turner - 6,000,000

	(b)	Percent of class as of December 31, 2021:
Pelham Capital Ltd - 5.4% Ross Turner - 5.4%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
Pelham Capital Ltd - 6,000,000 Ross Turner - 6,000,000

(ii) Shared power to vote or to direct the vote:
Pelham Capital Ltd - 0 Ross Turner - 0

(iii) Sole power to dispose or to direct the disposition of:
Pelham Capital Ltd - 6,000,000 Ross Turner - 6,000,000

(iv) Shared power to dispose or to direct the disposition of:
Pelham Capital Ltd - 0 Ross Turner - 0

As of December 31, 2021, Pelham Long/Short Master Fund Ltd (“Pelham Master”) directly held 6,000,000 shares of the Issuer's Class A Ordinary Shares. Pelham Capital Ltd (the "Investment Manager") is the investment manager of Pelham Master, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Pelham Master, by both Pelham Master and Pelham Capital Management Limited, the manager of Pelham Master. Ross Turner, the Chief Investment Officer of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Pelham Master.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

As disclosed in Item 4 of this Schedule 13G, Pelham Master directly holds 6,000,000 shares of the Issuer's Class A Ordinary Shares. Certain feeder funds that invest in Pelham Master may have the right to receive dividends from, and proceeds from, the sale of the Class A Ordinary Shares directly held by Pelham Master.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to investment advisers is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

PELHAM CAPITAL LTD

By:	/s/ Fergus Lee
Name:	Fergus Lee
Title:	Compliance Officer

/s/ Ross Turner
ROSS TURNER

EXHIBIT 99.1
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G, dated February 11, 2022 (including amendments thereto) with respect to the Class A Ordinary Shares, par value $0.0001 per share, of Cazoo Group Ltd. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the other.

PELHAM CAPITAL LTD

By:	/s/ Fergus Lee
Name:	Fergus Lee
Title:	Compliance Officer

/s/ Ross Turner
ROSS TURNER